Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE REIT’S BOARD EXPLORING STRATEGIC ALTERNATIVES TO ENHANCE

UNITHOLDER VALUE

June 12, 2015 Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) today announced that it has been exploring a possible sale of certain of its assets to interested parties. During this process, the trustees of Granite concluded that it would be in the best interests of Granite to conduct a comprehensive review of strategic alternatives available to best enhance the long term interests of Granite and all of its stakeholders. Granite has retained Barclays and Brookfield Financial as its financial advisors and Blakes as its legal advisor to assist it in the review process. There can be no assurance that the Board’s process will result in any specific action, and Granite does not intend to disclose further developments unless and until its Board approves a specific action or otherwise concludes the review of strategic alternatives.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should

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not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2015 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.